FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

September 1, 2009

Item 3: News Release:

A news release dated and issued on September 1, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Pacific North West Capital Corp. Acquires Option on Destiny Gold Project, Québec

Item 5: Full Description of Material Change:

September 1, 2009 Vancouver, BC – Pacific North West Capital Corp. (“PFN”) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) is pleased to announce that it has entered into an option agreement with Alto Ventures Ltd.  (TSX.V: ATV) on the Destiny Gold Project  (formerly the Despinassy Project) located approximately 75 km north of Val d’Or in the Abitibi-Témiscamingue region of Québec. The property is road accessible, and excellent mining infrastructure and support facilities are available in nearby Val d’Or.  The property consists of 175 mining claims totalling 7260 ha.

The Destiny Gold property is underlain by Archean metavolcanic and metasedimentary rocks of the Abitibi Greenstone Belt. A regional scale structure, the Despinassy shear zone, transects the property. High grade gold mineralization occurs in quartz veins and alteration zones associated with this structure. Mineralization has been identified in several locations along the Despinassy shear zone on the property over a strike distance of about 4 km.

The main area of mineralization, the DAC zone, occurs over a strike length of about 600 metres. In this area, four to five identifiable intervals of quartz veining and shear-related alteration zones carry high grade gold mineralization, with drill intersections ranging up to 178.5 g/t gold over a drill width of 1.0 metres. The DAC zone hosts a NI 43-101 compliant indicated resource of 166,863 tonnes grading 6.88 g/t gold (36,892 ounces) and an inferred resource of 444,753 tonnes grading 4.46 g/t gold (63,839 ounces) as calculated by W.A. Hubacheck Consultants Ltd. in 2007 (see “A Resource Estimate of the DAC Gold Deposit, Despinassy Twp., Val d’Or, Quebec” dated January 9, 2007). The DAC zone is open along strike and at depth. The occurrence of high grade mineralization at the Darla and 20 and 21 zones to the east clearly indicates that the mineralizing system occurs across a significant portion of the property.

Terms of Agreement

Under the terms of the Option Agreement with Alto Ventures Ltd, PFN will pay Alto $200,000, provide Alto with 250,000 common shares of PFN, and complete a total of $3,500,000 in exploration expenditures over a four year period to earn a 60% interest in the Destiny Gold property. Subsequent to vesting of its interest, PFN will form a joint venture with ATV to further develop the project. Certain claims comprising the property are subject to underlying net smelter return royalties ranging from 1% to 3.5%, with varying buy-back provisions.

2009 Work Program

PFN has allocated a $600,000 budget to the Destiny Gold Project for 2009. The majority of the work to be completed will be infill and step-out drilling to expand the known resources at the DAC zone. This will be followed by an updated resource estimate to be completed in late 2009 or early 2010. The work program will be managed by Alto Ventures Ltd.

Jon Findlay, Ph.D, P.Geo, PFN’s Vice President of Exploration, is the Qualified Person as defined under NI-43-101 for this press release.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Charlotte Brown, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 1st day of September 2009.